Exhibit 99.1

CORPORATE PRESENTATION Nasdaq: SPRC February 2022

This presentation of SciSparc Ltd . (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses statements relating to its objectives, plans, and strategies, the expected timing of trials, its product pipeline, the research, development, and use of its platform technologies, products and product candidates, and all statements (other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission including, but not limited to, the risks detailed in the Company ’ s annual report on Form 20 - F for the year ended December 31 , 20 20 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . SAFE HARBOR STATEMENT

SciSparc NASDAQ: SPRC We are revolutionizing cannabinoid - base d t r eatments by developing proprietar y pharmaceuticals that increase patients ’ safety by reducing doses whil e maintaining effectiveness

• Market Cap: $ 16.3 * • Shares Outstanding: 3.1 M • Float: 2.7 M • Founds raised during the past 18 months: $ 17 M • 0 Debt *As of February 14 , 2022 • New Leadership since August 2020 • Accelerated R&D activities • Strengthened IP portfolio: New patents granted (U . S., Japan and Australia) • Received TM (Trademark) in the U.S. for CannAmide, our proprietary Palmitoylethanolamide formulation, one of the key compounds of our proprietary combinations Scientific Programs Key Stats Recent Updates SciSparc AT A GLANCE

TECHNOLOGY

Platform SCI-110
THC (Tetrahydrocannabinol) +
CannAmide™

- Tourette Syndrome (TS)
- Alzheimer's Disease (AD) and agitation
- Obstructive Sleep Apnea (OSA)

Platform SCI-210
CBD (Cannabidiol) +
CannAmide™

- Autism Spectrum Disorder (ASD)
- Status Epilepticus (SE)

Platform SCI-160
CB2 Receptor (CB2R)
Agonist

- Pain

5

Ow n s t r ong IP portfolio 9 patent families 8 granted patents ( 5 in the U.S.) Additional pending patent applications ( Europe, China Japan and more) INTELLECTUAL PROPERTY

Utilizing the Endocannabinoid system to affect the central nervous system (CNS) Combining CannAmide TM * with Different cannabinoids Formulation Ideal solution Reducing cannabinoids doses Maintaining therapeutic efficacy Increasing safety OUR METHODOLOGY * CannAmide TM - SciSparc proprietary formulation based on active pharmaceutical ingredient Palmitoyletanolamide

Status Epilepticus The global epilepsy market size would grow from $ 8.8 B in 2018 to $ 9.5 B towards the end of 2023 Pain and Inflammation The global chronic pain treatment market was valued at $ 77.8 B in 2019 Alzheimer ’ s Disease (AD) The global Alzheimer ’ s therapeutics market is projected to reach $ 13.6 B by 2027 from $ 7.4 B in 2019 Tourette Syndrome (TS) $ 80 M in 2019 and is expected to reach $ 98.7 M by 2023 Autism Spectrum Disorder (ASD) The global ASD therapeutics market was approximately $ 3.3 B in 2018 and is expected to reach approximately $ 4.6 B by 2026 MARKET OPPORTUNITY

2021 - 2022 PRE - CLINICAL & CLINICAL ACHIEVEMENTS SCI – 110 for Alzheimer's disease and Agitation - Recruit ed first patient for the Company ’ s Phase IIa Entered an agreement with two clinical sites: Hannover Medical School in Hannover, Germany, and Tel - Aviv Sourasky Medical Center , in Tel - Aviv, Israel, to further the Company ’ s Phase IIb clinical study for SCI - 110 for patients suffering from Tourette Syndrome Entered into agreement with The Sheba Fund for Health Services and Research, to perform a pre - clinical study for the evaluation of the Company's SCI - 210 drug development program, for the treatment of Status Epilepticus (SE) Received p ositive top - line results for the Company ’ s proprietary compound, SCI - 16 0 , in a controlled pre - clinical trial on Neuropathic and P o s t - ope r ati v e pain

FDA & EMA PHARMACEUTICAL PIPELINE STATUS

COMPOUND	THERAPEUTIC AREA	PRECLINICAL / PHASE I / PHASE IIa / PHASE IIb / PHASE III
SCI – 110	Tourette Syndrome	Phase IIb, FPI Q2 2022
SCI – 110	Alzheimer Disease and Agitation	Open label study, enrollment in progress
SCI – 210	Status Epilepticus	First results H2 2022
SCI – 160	Pain	Pre-IND Q3 2022, IND Q1 2023, Phase I H1 2023

MEDICAL CANNABIS PHARMACEUTICAL ROUTE

COMPOUND	THERAPEUTIC AREA	PRECLINICAL / PHASE I / PHASE IIa / PHASE IIb / PHASE III
SCI – 210	Autism Spectrum Disorder*	Study initiation Q2 2022

SCI-110 – Proprietary combination of Tetrahydrocannabinol (THC) with CannAmide

SCI-210 – Proprietary combination of Cannabidiol (CBD) with CannAmide

SCI-160 – Proprietary CB2R agonist for the treatment of Pain

*Medical Cannabis Route

Note: For Obstructive Sleep Apnea, after successful completion of phase IIa clinical study, searching for strategic partner for continuous development

10

SCI-110 for TOURETTE SYNDROME (TS) PHASE IIA Led by Yale University

About: TS is a movement and neurobehavioral disorder characterized by motor and vocal tics and is highly linked with co-morbidities

As the currently used medications are managing only a small number of disease symptoms with limited efficacy and questionable safety, there is a clear unmet medical need for the management of TS

Results from our Phase IIA clinical trial conducted in Yale University:

- An average tic reduction of 21% across the entire sample with almost 40% of the patients experiencing greater than 25% in tic reduction as defined by YGTSS-TTS (a clinician-rated instrument considered as the gold standard for assessing tics in patients with Tourette's Syndrome)
- The medication was generally well-tolerated by subjects
- 12 out of the 16 subjects elected to continue into a 24-week extension phase of the trial



11

SCI - 110 for TS PHASE IIB • Objective: to evaluate the efficacy, safety and tolerability of the Company ’ s proprietary SCI - 110 in a randomized, double - blind, placebo controlled, cross - over study • Two medical centers: Hannover Medical School, Hannover, Germany and Tel - Aviv Sourasky Medical Center, Tel - Aviv, Israel • 1:1 ratio randomization to receive either SCI - 110 or SCI - 110 matched placebo (i.e., THC active, CannAmide TM placebo) • Design: 12 weeks treatment, washout period of 2 weeks, crossover for another 12 weeks • Primary efficacy: change in YGTSS - R - TTS 1 as a continuous endpoint at week 12 and week 26 of the double - blind phase compared to baseline • Primary safety: absolute and relative frequencies of Serious Adverse Events (SAEs) for the whole population and separately for SCI - 110 and placebo groups

* Types of dementia; Alzheimer ’ s disease. Alzheimer ’ s Research UK website SCI - 110 for ALZHEIMER ’ S DISEASE (AD) & AGITATION Phase IIA About: AD or mixed dementia (AD + Vascular Dementia) accounts for over 2 / 3 of all dementia(s)* with majority of AD patients' manifest agitation and anxiety Objective: to evaluate the safety, tolerability and efficacy trend of SCI - 110 in an open label study in patients with Alzheimer Disease (AD) and Agitation Clinical site: Sophie & Abraham Stuchynski Israeli Alzheimer's Medical Center Israel 20 patients will be treated with SCI - 110 in a daily dose of up to 12.5 mg THC+ 800 mg PEA Primary end point: safety and tolerability of SCI - 110 in AD patients with agitation Main efficacy trend: The ability SCI - 110 to ameliorate agitation in patients with AD as measured by the Cohen Mansfield Agitation Inventory (CMAI)

SCI-210 FOR AUTISM SPECTRUM DISORDER (ASD) Phase III*



About: ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication.
The term "spectrum" in autism spectrum disorder refers to the wide range of symptoms and severity

- Study objective: to evaluate the safety, tolerability and efficacy of SCI-210 in children with ASD in a randomized, double- blind, placebo controlled with cross-over study
- Study site: the Clinical Research Center and Negev Autism Center and Soroka University Medical Center, Be'er-Sheva, Israel
- Study design: A 20-week, randomized double-blind placebo-controlled with cross-over clinical trial of 60 children
- 30 participants for SCI-210, or SCI-210 placebo (CBD active, CannAmide™ placebo) for 20 weeks, Washout for 2 weeks, Crossed over for additional 20 weeks
- Three primary efficacy end points:
  The Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire;
  The Clinical Global Impressions-Improvement (CGI-I) performed by a clinician;
  The effective therapeutic dose
- Safety end point: Tolerability and adverse effects

*Medical Cannabis Route

14

SCI-210 for STATUS EPILEPTICUS (SE)

Status Epilepticus is a seizure that lasts longer than 5 minutes or one in which a person has more than 1 seizure within a 5-minute period, without returning to a normal level of consciousness between episodes

There is limited pharmaceutical treatment available for treating epilepsy, as about one in three patients have drug-resistance against epilepsy*

In June 2018, the FDA approved purified plant-derived CBD (Epidiolex) for the treatment of seizures associated with Lennox-Gastaut and Dravet syndromes (a rare form of epilepsy) in patients aged two years and older*

But CBD monotherapy has several adverse effects, the most common being lethargy, elevated liver enzymes, decreased appetite, diarrhea, poor sleep quality and infections. In addition, CBD therapy requires a constant increase in therapeutic doses to stay effective and leads to the development of tolerance.

The Company intends to utilize its proprietary SCI-210 platform, combining PEA with CBD treatment to achieve maximum effect with minimal adverse side effects in Epilepsy patients

PEA Significantly Increases CBD Effects**:

- CBD was shown to prevent fat accumulation in liver cells in a concentration dependent manner. PEA by itself didn't affect fat accumulation
- Addition of PEA to CBD reduced the required CBD concentration while achieving maximal effect



*https://www.who.int/news-room/fact-sheets/detail/epilepsy

**Based on a pre-clinical study conducted by the Company

15

SCI-160 FOR PAIN

- An innovative and proprietary CB2 Receptor (CB2R) agonist formulation intended for the treatment of pain. This specific CB2R agonist was synthesized by Professor Raphael Mechoulam, Ph.D.
- CB2 Receptor specific agonists have been found to be involved in mediating analgesic effects in the peripheral nervous system, without significant side effects
- CB2R agonist do not cause the undesirable cannabis psycho-activity effect*
- Therapeutic effects and potency have been successfully assessed in animal models**
- After successful completion of pre-clinical studies, the Company will file an FDA Investigational New Drug (IND) Phase I study application



*Malan et al, Curr. Opinion in Pharmacol, 2003
**Based on pre-clinical studies conducted by the Company

16

In a Von Frey Test, r ats were evaluated for tactile allodynia using a Von Frey Filament Promising results demonstra te analgesic efficacy is better t h an m orphine SCI - 160 PRE - CLINICAL RESULTS 0 20 40 60 0 1 3 80 100 120 Morp h i ne 5 m g /kg SCI - 160 0 . 1 mg Left/right paw sensitivity ration (%) Stud y d a y V on F re y

Rats were evaluated for pain response using a hot plate ( 52 ºC) One more , strong results show analgesic efficacy better than m orphine SCI - 160 PRE - CLINICAL RESULTS Stud y d a y 0 50 100 150 200 0 1 3 6 9 250 Morp h i ne 5 m g /kg SCI - 16 0 1 m g /kg SCI - 160 0.1 mg/kg Heat sensitivity (%) normalized to day 0 H ot Pl at e

MANAGEMENT

Oz Adler
CEO, CFO

Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting practices. From 2012 to 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from the College of Management, Israel.

Adi Zuloff- Shani, PhD
CTO

Dr. Zuloff- Shani is a Research & Development professional with overall experience of about 20 years in the bio-tech and healthcare industry. Dr. Zuloff- Shani has brought two products from bench to market; an immuno-cell-based product and a food-supplement and is currently leading the development of several pharmaceutical products designated to the U.S., EU, and Israeli markets. Dr. Zuloff-Shani has extensive experience in research and development, manufacturing, clinical, and regulatory affairs. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar- Ilan University, Israel.

Amitay Weiss
Chairman

Mr. Weiss serves as chairman of the board of directors of P.L.T Financial Services Ltd., as chairman of the board of directors of Matomy Media Group Ltd. and as an external director of Cofix Group Ltd. In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer.

Itschak Shrem
President & Director

Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizmann Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

19

SciSparc SCIENTIFIC ADVISORY BOARD

Award winning scientists

Prof. Raphael Mechoulam	Professor Emeritus of the School of Pharmacy at the Faculty of Medicine of the Hebrew University in Jerusalem An Israel Prize Laureate for Chemistry, 2000
Prof. James Leckman	Child Psychiatrist at Yale University Served as Director of the Child Study Center at Yale University for over two decades A prominent international expert in the field of research and treatment of Tourette Syndrome
Dr. Michael Bloch	Associate Training Director of the Child Study Center's Solnit Integrated Program, Yale School of Medicine Noted researcher on the study of Tourette Syndrome, obsessive- compulsive disorder and trichotillomania
Prof. Kirsten Muller-Vahl	Professor of Psychiatry, Hannover Medical School, Germany Recognized as the leading researcher in the field of cannabinoid use in treatment of Tourette Syndrome Served as a member of the scientific advisory board of the German Tourette Syndrome Association
Dr. Daniele Piomelli	The Editor-in-Chief of Cannabis and Cannabinoid Research Serves as Louise Turner Arnold Chair in Neurosciences Professor of Anatomy and Neurobiology, Pharmacology, and Biological Chemistry at University of California, Irvine
Prof. Joseph Tam, DMD, PhD	Head of Metabolic Disorders Research Hebrew University, Jerusalem A world leader in the field of Cannabis based solutions and the Director of the Multidisciplinary Center on Cannabinoids in Israel

20

WHY INVEST IN SciSparc ? Proprietary Technology with cutting - edge drug combinations addressing large global unmet medical needs Two Phase 2 Assets addressing multi - billion markets and a Pending Phase 3 * Clinical Trial Attractive valuation & well capitalized to execute 2022 objectives Key strategic partners, including leading universities, medical centers and KOLs Preparing to file Investigational New Drug (IND) application in pain Top - line pre - clinical SE study results in Status Epilepticus expected in the second half of 2022 *Medical Cannabis Route

Thank You U.S. INVESTOR RELATIONS RedChip Companies Inc. 1 - 800 - REDCHIP ( 733 - 2447 ) SPRC @REDCHIP.COM